Exhibit 99.1

ASUR Announces Approval of its 2024-2028 Investment Plan Totaling Ps.28.5 billion Expressed in Currency as of December 2022

MEXICO CITY, Dec. 13, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ("ASUR" or the "Company"), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that it has received approval from the Mexican Department of Infrastructure, Communications and Transportation for the Master Development Programs for each of its Mexican concessions for the years 2024 through 2028, including approval for the maximum tariffs per workload unit applicable for the years 2024 through 2028 and the corresponding efficiency factor. One workload unit is equivalent to one passenger or 100 kilograms of cargo.

Master Development Programs - Investment Program
Figures expressed in millions of constant pesos as of December 31, 2022
	Committed Investments	Indicative Investments [1]	Indicative Investments [1]
Airport	2024-2028	2029-2033	2034-2038
Cancún	21,477	4,351	5,844
Cozumel	709	281	373
Huatulco	815	245	356
Mérida	1,900	787	782
Minatitlán	231	125	114
Oaxaca	2,121	207	407
Tapachula	235	215	153
Veracruz	431	613	522
Villahermosa	577	296	281
TOTAL	28,496	7,120	8,832
[1] Indicative Investments (non-binding at this time)

Committed Investments 2024-2028
Figures expressed in millions of constant pesos as of December 31, 2022
Airport	2024	2025	2026	2027	2028
Cancún	2,624	4,493	5,500	3,861	4,999
Cozumel	122	333	168	30	56
Huatulco	102	202	86	120	305
Mérida	210	182	150	530	828
Minatitlán	77	74	40	15	25
Oaxaca	192	544	776	431	178
Tapachula	37	94	39	17	48
Veracruz	119	148	66	24	74
Villahermosa	92	162	261	25	37
TOTAL	3,575	6,232	7,086	5,053	6,550

Maximum Tariffs per Workload Unit
Figures expressed in constant pesos as of December 31, 2022
Airport	Maximum Tariff [2]
Cancún	332.41
Cozumel	426.36
Huatulco	456.71
Mérida	283.23
Minatitlán	502.34
Oaxaca	335.13
Tapachula	276.61
Veracruz	266.28
Villahermosa	299.29
[2] Maximum tariffs applicable in year 2024, includes efficiency factor of 0.80%.

The concession agreements for each airport provide that the maximum tariff for such airport must be reduced on an annual basis to account for projected improvements in efficiency. For the five-year period ending December 31, 2028, the maximum tariffs applicable to ASUR's airports will be reduced by an annual efficiency factor of 0.80% in real terms.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico—including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America—and six airports in northern Colombia—including Medellin international airport (Rionegro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and is currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

Contacts: ASUR: Adolfo Castro, +1-52-55-5284-0408, acastro@asur.com.mx; InspIR Group: Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com